FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 to
ANNUAL REPORT
of
PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of last fiscal year to which this report relates: March 31, 2011

SECURITIES REGISTERED *
(As of close of fiscal year)

Title of issue _____________________________ N/A	Amounts as to which registration is effective ______________________________ N/A	Names of exchanges on which registered _____________________________ N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

DANIÈLE AYOTTE
Canadian Consulate General
1251 Avenue of the Americas
New York, NY  10020

Copies to:

JASON R. LEHNER Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division, Finance Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B5H1

*  The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit 99.6	Excerpt from the Province of New Brunswick “2012-2013 Budget” as presented to the Legislative Assembly; and

Exhibit 99.7	The document entitled “2012-2013 Economic Outlook”

Exhibit 99.8	Excerpt from the Province of New Brunswick “2012-2013 Main Estimates” as presented to the Legislative Assembly

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 3rd of April 2012.

PROVINCE OF NEW BRUNSWICK

Date	By:	/s/ Leonard Lee-White
	Name	Leonard Lee-White
	Title	Assistant Deputy Minister

EXHIBIT INDEX

Exhibit 99.6	Excerpt from the Province of New Brunswick “2012-2013 Budget” as presented to the Legislative Assembly; and

Exhibit 99.7	The document entitled “2012-2013 Economic Outlook”

Exhibit 99.8	Excerpt from the Province of New Brunswick “2012-2013 Main Estimates” as presented to the Legislative Assembly